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                                                                      EXHIBIT 12

                       THE WASHINGTON WATER POWER COMPANY

    Computation of Ratio of Earnings to Fixed Charges and Preferred Dividend
                                  Consolidated
                             (Thousands of Dollars)



                                                               Years Ended December 31
                                               ----------------------------------------------------
                                                 1993       1992       1991       1990       1989
                                               --------   --------   --------   --------   --------
Fixed charges, as defined:
          Interest on long-term debt           $ 47,129   $ 51,727   $ 52,801   $ 56,202   $ 56,146
          Amortization of debt expense
            and premium - net                     3,004      1,814      1,751      1,558      1,323
          Interest portion of rentals               924      1,105      1,018      1,012        981
                                               --------   --------   --------   --------   --------
              Total fixed charges              $ 51,057   $ 54,646   $ 55,570   $ 58,772   $ 58,450
                                               ========   ========   ========   ========   ========


Earnings, as defined:
          Net income from continuing ops.      $ 82,776   $ 72,267   $ 70,631   $ 72,147   $ 66,407
          Add (deduct):
            Income tax expense                   42,503     41,330     38,086     33,150     42,860
            Accelerated amortization of
               investment tax credits                 0          0          0          0     (9,300)
            Total fixed charges above            51,057     54,646     55,570     58,772     58,450
                                               --------   --------   --------   --------   --------
              Total earnings                   $176,336   $168,243   $164,287   $164,069   $158,417
                                               ========   ========   ========   ========   ========


Ratio of earnings to fixed charges                 3.45       3.08       2.96       2.79       2.71


Fixed charges and preferred
  dividend requirements:
          Fixed charges above                  $ 51,057   $ 54,646   $ 55,570   $ 58,772   $ 58,450
          Preferred dividend requirements        12,615     10,716     14,302     12,287     17,689
                                               --------   --------   --------   --------   --------
              Total                            $ 63,672   $ 65,362   $ 69,872   $ 71,059   $ 76,139
                                               ========   ========   ========   ========   ========

Ratio of earnings to fixed charges
  and preferred dividend requirements              2.77       2.57       2.35       2.31       2.08

* Calculations have been restated to reflect the results from continuing operations (ie. excluding discontinued coal mining operations).